UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Fourth Quarter and Fiscal 2008
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have reported our unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Fiscal Year 2008 Financial Highlights
•	Fiscal year 2008 revenue of $1.6 billion, up 214% year-over-year;

•	Annualized wafer production capacity expanded by over 1 gigawatt, or GW, reaching 1.46 GW at the end of 2008;

•	Annual wafer shipments increased nearly four-fold to 818 megawatts, or MW, in 2008;

•	Commenced in-house polysilicon production in early January 2009 for additional cost savings; and

•	Signed 14 long-term wafer supply agreements during the year, achieving a sales backlog of over 14 GW through 2018.
     Net sales for the fourth quarter of fiscal 2008 were $426.6 million, down 21.3% from $541.8 million for the third quarter of fiscal 2008, and up 121% from $192.8 million for the fourth quarter of fiscal 2007.
     During the fourth quarter, we recorded a write-down of $216.7 million against the cost of inventories for a decline in net realizable value of inventories resulting from the rapid market price decline for solar wafers. As a result, gross profit and income from operations were negatively impacted in the fourth quarter of fiscal 2008.
     For the fourth quarter of fiscal 2008, gross profit was negative $126.8 million, compared to $122.9 million for the third quarter of fiscal 2008, and $58.0 million for the fourth quarter of fiscal 2007.
     Excluding the inventory write-down, gross profit was $89.9 million, representing a gross margin of 21.1%, for the fourth quarter of fiscal 2008, and operating profit was $61.7 million, representing an operating margin of 14.5%, for the fourth quarter of fiscal 2008.
     Gross margin for the fourth quarter of fiscal 2008 was negative 29.7%, compared to 22.7% for the third quarter of fiscal 2008 and 30.1% for the fourth quarter of fiscal 2007.
     Loss from operation for the fourth quarter of fiscal 2008 was $155.1 million, compared to income from operation of $107.8 million for the third quarter of fiscal 2008 and income from operation of $46.7 million for the fourth quarter of fiscal 2007.
     Operating margin for the fourth quarter of fiscal 2008 was negative 36.3%, compared to 19.9% for the third quarter of fiscal 2008 and 24.2% for the fourth quarter of fiscal 2007.
     Income tax benefit for the fourth quarter of fiscal 2008 was $18.4 million, compared to income tax expense of $13.8 million for the third quarter of fiscal 2008.
     Net loss for the fourth quarter of fiscal 2008 was $133.1 million, or $1.25 per diluted ADS, compared to net income of $88.4 million, or $0.77 per diluted ADS, for the third quarter of fiscal 2008.
     Revenue for the fiscal year ended December 31, 2008 was $1.6 billion, up 214% from revenue of $523.9 million for fiscal 2007. Gross profit for the year ended December 31, 2008 was $173.0 million, compared to $170.2 million for fiscal 2007. Gross margin for the year ended December 31, 2008 was 10.5%, compared to 32.5% for fiscal 2007.
     Operating profit for the year ended December 31, 2008 was $105.6 million, compared to $146.8 million for fiscal 2007. Operating margin for the year ended December 31, 2008 was 6.4%, compared to 28.0% for fiscal 2007.
     Excluding the inventory write-down, gross profit was $389.7 million, representing a gross margin of 23.7%, for fiscal 2008 and operating profit was $322.3 million, representing an operating margin of 19.6%, for fiscal 2008.
     For the year ended December 31, 2008, income tax expense was $17.2 million, compared to income tax benefit of $0.8 million for fiscal 2007.
     For the year ended December 31, 2008, net income was $154.7 million, or $1.42 per diluted ADS, compared to net income of $144.1 million, or $1.37 per diluted ADS, for fiscal 2007.

     We ended fiscal 2008 with $255.5 million in cash and cash equivalents and $83.4 million in short-term pledged bank deposits.
Unaudited Condensed Financial Information
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	12/31/2008	9/30/2008	12/31/2007
Assets
Current assets
Cash and cash equivalents	255,523	347,762	83,470
Pledged bank deposits	83,383	115,028	135,950
Trade accounts receivable	94,733	40,286	3,767
Bills receivable	3,075	—	—
Inventories	704,439	702,314	349,997
Prepayments to suppliers, net	83,561	294,855	138,193
Other current assets	68,123	47,800	29,825
Deferred income tax assets, net	32,205	1,965	546

Total current assets	1,325,042	1,550,010	741,748
Property, plant and equipment, net	1,697,203	1,138,539	336,763
Deposits for purchases of property, plant and equipment	233,296	301,252	151,233
Intangible asset, net	1,037	1,074	1,096
Land use rights	99,162	97,818	29,259
Inventories to be processed beyond one year	—	7,678	29,981
Prepayments to suppliers expected to be utilized beyond one year, net	33,617	22,082	18,994
Pledged bank deposits — non-current	49,686	49,476	—
Debt issuance costs, net	8,764	9,657	—
Investment in an associate	5,630	2,579	—
Other financial assets	—	—	525
Deposits relating to sales and leaseback transactions	7,316	—	—
Deferred income tax assets	375	1,052	387

Total assets	3,461,128	3,181,217	1,309,986

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current portion of long-term bank borrowings	666,200	451,940	264,101
Bills payable	11,406	—	—
Trade accounts payable	124,066	59,165	18,032
Advance payments from customers, current portion	256,411	342,879	141,223
Accrued expenses and other payables	429,968	331,418	95,301
Due to a related party	4,359	—	—
Other financial liabilities	18,545	500	3,357

Total current liabilities	1,510,955	1,185,902	522,014
Convertible senior notes	400,000	400,000	—
Long-term bank borrowings, excluding current portions	154,252	159,465	25,125
Obligations under capital leases, excluding current installments	40,083	—	—
Advance payments from customers — non-current	487,577	434,303	67,554
Other liabilities	3,485	2,172	2,222
Deferred income tax liability	1,468	—	—

Total liabilities	2,597,820	2,181,842	616,915

	12/31/2008	9/30/2008	12/31/2007
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049, 113,501,049 and 106,044,700 shares issued as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively; 113,110,396, 113,109,250 and 106,044,700 shares outstanding as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively	11,311	11,311	10,604
Additional paid-in capital	446,327	441,913	486,253
Statutory reserve	29,676	18,697	18,697
Accumulated other comprehensive income	86,219	93,610	31,481
Retained earnings	289,775	433,844	146,036

Total shareholders’ equity	863,308	999,375	693,071

Total liabilities and shareholders’ equity	3,461,128	3,181,217	1,309,986

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended		Fiscal Year
	12/31/2008	9/30/2008	2008	2007

Net sales	426,612	541,819	1,643,495	523,946
Cost of goods sold	(553,402)	(418,906)	(1,470,511)	(353,709)

Gross (loss) / profit	(126,790)	122,913	172,984	170,237
Selling expenses	(1,139)	(1,567)	(3,786)	(873)
General and administrative expenses	(23,028)	(10,904)	(56,073)	(19,360)
Research and development expenses	(4,114)	(2,648)	(7,570)	(3,202)

Total operating expenses	(28,281)	(15,119)	(67,429)	(23,435)

(Loss) / income from operations	(155,071)	107,794	105,555	146,802
Other income/(expenses):
Interest income	979	1,872	5,875	4,109
Interest expense and amortization of discount on exchange notes and convertible senior notes issuance costs	(8,284)	(10,612)	(34,347)	(9,419)
Decrease in fair value of warrants	—	—	—	2
Foreign currency exchange gain / (loss), net	4,950	(1,617)	14,495	(1,654)
Government subsidy	5,366	5,431	19,665	3,461
Change in fair value of prepaid forward contracts	—	—	60,028	—
Others	567	(641)	656	—

(Loss) / income before income tax	(151,493)	102,227	171,927	143,301
Income tax benefit / (expenses)	18,403	(13,779)	(17,209)	758

Net income	(133,090)	88,448	154,718	144,059
Accretion of Series A	—	—	—	(860)
Accretion of Series B	—	—	—	(2,726)
Accretion of Series C	—	—	—	(1,351)

Net (loss) / income available to ordinary shareholders	(133,090)	88,448	154,718	139,122

Net (loss) / income per ADS, Diluted	$(1.25)	$0.77	$1.42	$1.37

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.1 is the press release we issued on March 11, 2009 relating to our unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 12, 2009

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Reports Financial Results for Fourth Quarter and Fiscal 2008
Xinyu City, China and Sunnyvale, California, March 11, 2009 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Fiscal Year 2008 Financial Highlights:
•	Fiscal year 2008 revenue of $1.6 billion, up 214% year-over-year;

•	Annualized wafer production capacity expanded by over 1 GW, reaching 1.46 GW at the end of 2008;

•	Annual wafer shipments increased nearly four-fold to 818 MW in 2008;

•	Commenced in-house polysilicon production in early January, 2009 for additional cost savings; and

•	Signed 14 long-term wafer supply agreements during the year, achieving a sales backlog of over 14 GW through 2018.
Net sales for the fourth quarter of fiscal 2008 were $426.6 million, down 21.3% from $541.8 million for the third quarter of fiscal 2008, and up 121% from $192.8 million for the fourth quarter of fiscal 2007.
During the fourth quarter, LDK Solar recorded a write-down of $216.7 million against the cost of inventories for a decline in net realizable value of inventories resulting from the rapid market price decline for solar wafers. As a result, gross profit and income from operations were negatively impacted in the fourth quarter of fiscal 2008.
For the fourth quarter of fiscal 2008, gross profit was negative $126.8 million, compared to $122.9 million in the third quarter of fiscal 2008, and $58.0 million for the fourth quarter of fiscal 2007.
Excluding the inventory write-down, gross profit was $89.9 million, or a gross margin of 21.1% for the fourth quarter and operating profit was $61.7 million, or an operating margin of 14.5% for the fourth quarter.
Gross margin for the fourth quarter of fiscal 2008 was negative 29.7% compared to 22.7% in the third quarter of fiscal 2008 and 30.1% in the fourth quarter of fiscal 2007.
Loss from operation for the fourth quarter of fiscal 2008 was $155.1 million, compared to income from operation of $107.8 million for the third quarter of fiscal 2008, and income from operation of $46.7 million for the fourth quarter of fiscal 2007.
Operating margin for the fourth quarter of fiscal 2008 was negative 36.3% compared to 19.9% in the third quarter of fiscal 2008 and 24.2% in the fourth quarter of fiscal 2007.
Income tax benefit for the fourth quarter of fiscal 2008 was $18.4 million, compared to income tax expense of $13.8 million in the third quarter of fiscal 2008.
Net loss for the fourth quarter of fiscal 2008 was $133.1 million, or $1.25 per diluted ADS, compared to net income of $88.4 million, or $0.77 per diluted ADS, for the third quarter of fiscal 2008.
Revenue for the fiscal year ended December 31, 2008 was $1.6 billion, up 214% from revenue of $523.9 million for 2007. Gross profit for the year ended December 31, 2008 was $173.0 million, compared to $170.2 million for fiscal 2007. Gross margin for the year ended December 31, 2008 was 10.5%, compared to 32.5% for fiscal 2007.
Operating profit for the year ended December 31, 2008 was $105.6 million, compared to $146.8 million for fiscal 2007. Operating margin for the year ended December 31, 2008 was 6.4%, compared to 28.0% for fiscal 2007.
Excluding the inventory write-down, gross profit was $389.7 million, or a gross margin of 23.7% for fiscal 2008 and operating profit was $322.3 million, or an operating margin of 19.6% for fiscal 2008.
For the year ended December 31, 2008, income tax expense was $17.2 million, compared to income tax benefit of $0.8 million for fiscal 2007.

For the year ended December 31, 2008, net income was $154.7 million, or $1.42 per diluted ADS, compared to net income of $144.1 million, or $1.37 per diluted ADS, for fiscal 2007.
LDK Solar ended fiscal 2008 with $255.5 million in cash and cash equivalents and $83.4 million in short-term pledged bank deposits.
“Despite its challenges, 2008 was a year of impressive and rapid growth for LDK Solar,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We successfully executed an aggressive expansion plans, increasing wafer capacity from 420 MW in 2007 to 1.46 GW at the end of 2008 which was correlated by a dramatic increase in wafer sales year over year.”
“Additionally, we completed the construction of and commenced polysilicon production in our 1,000 MT polysilicon plant, and are very pleased with the high quality output produced to date. We continue to progress in the construction of our 15,000 MT plant and expect the first 5,000 MT train to reach mechanical completion at the end of the second quarter of 2009. We look forward to realizing the cost saving benefits of in-house polysilicon production as we work towards our current targets of between 2,000 and 3,000 MT of polysilicon output in 2009,” continued Mr. Peng.
“We enter 2009 with conservative optimism. In light of the continued economic slowdown and global credit crisis, we recently amended our expansion plans to lower capital expenditure needs in the near term and to better reflect muted market expectations for 2009. As the credit markets continue to contract, we believe that conservative cash management is imperative and will focus on closely monitoring capital spending to protect our healthy cash position and unused credit facilities, which were $850 million at the end of 2008. While the business environment has been challenging, we believe we are uniquely positioned within the solar industry and going forward will benefit from our lean cost structure and economies of scale. As we brace for continued challenges in the current marketplace, we remain confident in the core strengths of our business model and long-term growth strategies,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the first quarter of fiscal 2009, LDK Solar estimates its revenue to be in the range of $240 million to $280 million with wafer shipments between 170 MW to 200 MW and gross margin between 3% and 6%. For the full year of fiscal 2009, LDK Solar currently estimates:
•	Revenue to be in the range of $1.4 billion to $1.8 billion;

•	Wafer shipments in the range of 1.2 GW to 1.45 GW;

•	Gross margin between 12% and 19%; and

•	Production of between 2,000 and 3,000 MT of polysilicon in 2009.
Conference Call Details
The LDK Solar Fourth Quarter and Fiscal Year 2008 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on March 11, 2009. To listen to the live conference call, please dial 800-366-7449 (within U.S.) or 303-228-2965 (outside U.S.) at 7:50 a.m. ET on March 11, 2009. An audio replay of the call will be available to investors through March 16, 2009, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11126850#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	12/31/2008	9/30/2008	12/31/2007
Assets
Current assets
Cash and cash equivalents	255,523	347,762	83,470
Pledged bank deposits	83,383	115,028	135,950
Trade accounts receivable	94,733	40,286	3,767
Bills receivable	3,075	—	—
Inventories	704,439	702,314	349,997
Prepayments to suppliers, net	83,561	294,855	138,193
Other current assets	68,123	47,800	29,825
Deferred income tax assets, net	32,205	1,965	546

Total current assets	1,325,042	1,550,010	741,748
Property, plant and equipment, net	1,697,203	1,138,539	336,763
Deposits for purchases of property, plant and equipment	233,296	301,252	151,233
Intangible asset, net	1,037	1,074	1,096
Land use rights	99,162	97,818	29,259
Inventories to be processed beyond one year	—	7,678	29,981
Prepayments to suppliers expected to be utilized beyond one year, net	33,617	22,082	18,994
Pledged bank deposits — non-current	49,686	49,476	—
Debt issuance costs, net	8,764	9,657	—
Investment in an associate	5,630	2,579	—
Other financial assets	—	—	525
Deposits relating to sales and leaseback transactions	7,316	—	—
Deferred income tax assets	375	1,052	387

Total assets	3,461,128	3,181,217	1,309,986

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current portion of long-term bank borrowings	666,200	451,940	264,101
Bills payable	11,406	—	—
Trade accounts payable	124,066	59,165	18,032
Advance payments from customers, current portion	256,411	342,879	141,223
Accrued expenses and other payables	429,968	331,418	95,301
Due to a related party	4,359	—	—
Other financial liabilities	18,545	500	3,357

Total current liabilities	1,510,955	1,185,902	522,014
Convertible senior notes	400,000	400,000	—
Long-term bank borrowings, excluding current portions	154,252	159,465	25,125
Obligations under capital leases, excluding current installments	40,083	—	—
Advance payments from customers — non-current	487,577	434,303	67,554
Other liabilities	3,485	2,172	2,222
Deferred income tax liability	1,468	—	—

Total liabilities	2,597,820	2,181,842	616,915
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049, 113,501,049 and 106,044,700 shares issued as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively; 113,110,396, 113,109,250 and 106,044,700 shares outstanding as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively	11,311	11,311	10,604

	12/31/2008	9/30/2008	12/31/2007
Additional paid-in capital	446,327	441,913	486,253
Statutory reserve	29,676	18,697	18,697
Accumulated other comprehensive income	86,219	93,610	31,481
Retained earnings	289,775	433,844	146,036

Total shareholders’ equity	863,308	999,375	693,071

Total liabilities and shareholders’ equity	3,461,128	3,181,217	1,309,986

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended		Fiscal Year
	12/31/2008	9/30/2008	2008	2007

Net sales	426,612	541,819	1,643,495	523,946
Cost of goods sold	(553,402)	(418,906)	(1,470,511)	(353,709)

Gross (loss) / profit	(126,790)	122,913	172,984	170,237
Selling expenses	(1,139)	(1,567)	(3,786)	(873)
General and administrative expenses	(23,028)	(10,904)	(56,073)	(19,360)
Research and development expenses	(4,114)	(2,648)	(7,570)	(3,202)

Total operating expenses	(28,281)	(15,119)	(67,429)	(23,435)

(Loss) / income from operations	(155,071)	107,794	105,555	146,802
Other income/(expenses):
Interest income	979	1,872	5,875	4,109
Interest expense and amortization of discount on exchange notes and convertible senior notes issuance costs	(8,284)	(10,612)	(34,347)	(9,419)
Decrease in fair value of warrants	—	—	—	2
Foreign currency exchange gain / (loss), net	4,950	(1,617)	14,495	(1,654)
Government subsidy	5,366	5,431	19,665	3,461
Change in fair value of prepaid forward contracts	—	—	60,028	—
Others	567	(641)	656	—

(Loss) / income before income tax	(151,493)	102,227	171,927	143,301
Income tax benefit / (expenses)	18,403	(13,779)	(17,209)	758

Net income	(133,090)	88,448	154,718	144,059
Accretion of Series A	—	—	—	(860)
Accretion of Series B	—	—	—	(2,726)
Accretion of Series C	—	—	—	(1,351)

Net (loss) / income available to ordinary shareholders	(133,090)	88,448	154,718	139,122

Net (loss) / income per ADS, Diluted	$(1.25)	$0.77	$1.42	$1.37

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801